1 of 7 April 27, 2021 To: Knoll Dealer Principals From: Chris Baldwin COO and President, Knoll Workplace Knoll, Inc. Paige Roberts Senior Vice President, Sales, Distribution & Customer Service Knoll, Inc. Marketplace Communications Last week we provided you with an update on the plan for Knoll and Herman Miller to combine by the end of the third quarter of this year. Remember: - It is business as usual for Knoll and your teams. Together, especially as clients return to the workplace, we are focused on continuing to grow our business — and your business as well — and we are competing to win, often against Herman Miller. - The Knoll Dealer network is among our most important assets. This remains true today and will not change as we move forward during the transaction period, and beyond. - We will remain vigilant in carefully considering all decisions relative to the transaction, and the impact they will have on our dealer network. While we cannot currently tell you exactly what the future will bring, you can rest assured our dealer network will remain a priority for our independent, and eventually combined, companies. - Bringing together two publicly traded companies is very complicated and there are many regulatory requirements to consider along the way. It is imperative we are not communicating details of the transaction to clients, suppliers, industry partners or other third parties, beyond the formal corporate communications we have already shared. This Bulletin provides guidelines for communicating with your clients and other stakeholders, including media and the financial community. We look forward to keeping you informed, and we will share regular updates with you. Thank you again for your continued commitment. Filed by Knoll, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Knoll, Inc. Commission File No.: 001-12907 Date: April 27, 2021 [The following bulletin was distributed to Knoll dealer principals on April 27, 2021.] Bulletin

Knoll, Inc. ©Knoll, Inc. 2021 2 of 7 Herman Miller and Knoll Communication “Do’s and Don’ts” As you communicate about the announcement, please keep the following in mind: 3 DO remain optimistic, confident, and forward-looking. Remember that the way you speak about this transaction will impact how others respond. This is good news for Knoll, our dealer partners, and our customers, and it is important that you stay positive and forward-looking. 3 DO stay on message. To ensure we are being consistent in our communications about this announcement, please stick to the approved messages in this toolkit. 3 DO reassure customers and other stakeholders that it is business as usual. We want to ensure that this is a seamless transition for all of our stakeholders. There won’t be any changes to the way we work with our partners during the transition period. It remains business as usual at Knoll. 3 DO feel empowered to say, “I don’t know.” You will likely receive questions that you will not be able to answer directly. It is okay to acknowledge that we don’t yet have all of the answers. In the event where you do not know an answer, you can always escalate the question to us. 3 DO remain focused. While there is a lot to be excited about, please keep in mind that the announcement of the combination is just the first step in the process. While some changes are happening right away and others are forthcoming, the best thing we can do right now is to remain laser focused on our business priorities. 3 DO discuss stakeholder feedback with Dan Chong, Lauren Hession and Alan Howard, Knoll Divisional Sales Vice Presidents. In order to ensure the team is aligned and well equipped to support all of you and serve our customers, it is important to share any feedback you are hearing regarding the transaction with the Knoll DVPs. 3 DO compete and work with Knoll to win. Rest assured, we are just as committed to winning today as we’ve always been, including those deals where we are competing against and/or short-listed against Herman Miller. This will not change, and in fact, it is crucial from a client and anti-trust perspective that we continue to operate and compete as normal until the transaction is finalized. Until then we remain separate companies, with separate P&Ls, distribution networks, compensation programs, etc. 7 DON’T stray from the approved messages. The talking points and FAQs below have been approved by legal counsel and will be filed with the SEC. Do not add to or change these materials or any other communications you may receive in the future regarding this transaction. 7 DON’T speculate. You will likely receive questions that you will not be able to answer directly. It is okay to acknowledge that we don’t yet have all of the answers. In the event where you do not know an answer, please respond with the following and then escalate the question to us or the DVPs: “That’s a great question. Bear in mind that it’s early in the process, and we don’t have all the answers today. We will answer your questions as quickly and completely as possible. I will get back to you when I have that information.” 7 DON’T speak with the media, analysts, or investors about this announcement. If you receive a media inquiry, please forward it to David Bright, Knoll spokesman, (dbright@knoll.com) and if you receive an inquiry from an investor or analyst, please forward to it to Charles Rayfield, Knoll CFO (crayfield@knoll.com) 7 DON’T post commentary about the deal on social media. Note: You may repost approved communications. Because this is a public company transaction, any comments about the Herman Miller and Knoll transaction can damage our ability to close the deal. Any communications about our agreement with Herman Miller can be viewed as soliciting shareholder votes to approve the transaction. For social media, this includes tweets, re-tweets of articles, blogs, LinkedIn posts, and Facebook posts. It is okay to share our official social posts. However, it is important that you do not make any comments. 7 DON’T reach out to Herman Miller. While we’re excited about the combination with Herman Miller, until the transaction is completed, we will continue to operate as an independent company. This means that you should not treat Herman Miller or its employees any differently than you did before the announcement, and you should not allow customers or other third parties to believe that the two companies have already combined, as outlined in the legal guidelines below.

Knoll, Inc. ©Knoll, Inc. 2021 3 of 7 Legal Guidelines It is important that we all follow these guidelines in order to comply with important legal requirements of a public company merger transaction. Until the transaction is officially closed, Herman Miller and Knoll employees and partners SHOULD NOT: + Participate in day-to-day decision making with each other; + Present or represent Herman Miller and Knoll as a combined company to customers or anyone else; + Coordinate business activities with respect to actual or potential customers, vendors, or other third parties, or conduct joint communications with these customers, vendors, or third parties, unless specifically authorized after consultation with the Legal Department; or + Contact each other. If you interact with personnel from Herman Miller in your ordinary duties, those interactions may continue just as they occurred before the announcement of the transaction.

Knoll, Inc. ©Knoll, Inc. 2021 4 of 7 Communications Materials Note: The below talking points and FAQs are intended for use in your conversations with your client contacts. This is designed to answer the most likely questions we anticipate receiving from this audience. Please do not distribute this document directly to your client contacts. TALKING POINTS FOR KNOLL DEALER PRINCIPALS What We Announced + Thanks for taking the time to talk with me. + Knoll recently announced an agreement to combine with Herman Miller. + This combination will create the preeminent leader in modern design, catalyzing the transformation of the home and office at a time of unprecedented disruption. Benefits for Customers & Dealers + We are excited about this combination for many reasons. + As distributed working models become the new normal for companies, businesses are reimagining the office to foster collaboration, culture, and focused work while supporting a growing remote employee base. + With a broad portfolio, global footprint, and advanced digital capabilities, the combined company will be poised to meet our customers everywhere they live and work. + Herman Miller’s and Knoll’s Contract and Retail businesses are highly complementary, and together the combined company will have 19 leading brands, presence across over 100 countries worldwide, a global dealer network, 64 showrooms globally, 43 physical retail locations, and global multi-channel eCommerce capabilities. + In short, bringing together Herman Miller’s and Knoll’s talented people and brands will enable the combined company to deliver on the full potential of the two companies, enabling us all to better serve our customers over time. + Herman Miller and Knoll are both guided by authentic design, sustainability, and innovative thinking, and we believe these shared values will contribute to a smooth integration. + But for now, and until the transaction closes, Herman Miller and Knoll will continue to operate as separate, independent companies. + This means that our existing contracts and strategy will continue unchanged, and all business will continue in the normal course. + In other words, it remains business as usual, and there will be no change in how we work with you while the transaction is closing. You can expect the same high- quality products and design solutions that you have come to rely on from us and from Herman Miller. Next Steps / Conclusion + In terms of next steps, the transaction is expected to close by the end of the third quarter of calendar year 2021, subject to the satisfaction of closing conditions. + As work continues to combine the two companies, Knoll remains committed to ensuring their dealer partners and customers remain their top priority. + With that, I’d be happy to answer any questions you may have…

Knoll, Inc. ©Knoll, Inc. 2021 5 of 7 FAQs What did Herman Miller and Knoll announce? + Herman Miller and Knoll announced that they have entered into a definitive agreement under which Herman Miller will acquire Knoll. + We believe this combination catalyzes the transformation of the home and office at a time of unprecedented disruption. + As powerful trends reshape our lives – including distributed work, a greater focus on the home, digital disruption, and a focus on sustainability and the health and well-being of employees, communities, and the planet – the combined company will be well positioned to lead the industry in redefining home and office design solutions. What are the next steps? + The transaction is expected to close by the end of the third quarter of calendar year 2021, subject to approval by Herman Miller and Knoll shareholders, the receipt of required regulatory approvals, and the satisfaction of other customary closing conditions. + I want to assure you that it’s our top priority, and Herman Miller’s top priority, to make this a smooth and seamless transition for our customers. How do the businesses fit together? + The transaction unites two exceptional portfolios of complementary brands. + Together, Herman Miller and Knoll have 19 leading brands, presence across over 100 countries worldwide, a global dealer network, 64 showrooms globally, 43 physical retail locations, and global multi-channel eCommerce capabilities. + The combined company will offer a deep portfolio of brands, technology, talent, and innovation to create meaningful growth opportunities in all areas of the combined business. What are the benefits of this transaction to customers and dealers? + Bringing Herman Miller and Knoll together will create the preeminent leader in modern design, catalyzing the transformation of the home and office at a time of unprecedented disruption. + As distributed working models become the new normal for companies, businesses are reimagining the office to foster collaboration, culture, and focused work while supporting a growing remote employee base. + At the same time, consumers are making significant investments in their homes. + With a broad portfolio, global footprint, and advanced digital capabilities, the combined company will be poised to meet our customers everywhere they live and work. + The combined company will offer a deep portfolio of brands, technology, talent, and innovation to create meaningful growth opportunities in all areas. How will this impact customers? + There will be no change in the way you do business with Knoll or our dealer network as a result of last week’s announcement. + Your contacts will remain the same, and you can expect the same high-quality products and design solutions that you have come to rely on from us. + Until the transaction closes, which is expected to occur by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, Herman Miller and Knoll will continue to operate as separate, independent companies, and it remains business as usual. Will my company contacts change? + No. your company contacts remain the same, and we do not expect any changes in how we work with you. Will there be any changes to customer contracts? + No. Existing contracts will continue to be honored in accordance with their terms, and all business will continue in normal course. + We expect the process to be seamless for you. Will there be any changes to existing orders? + No. There will be no change in the way you do business with Knoll as a result of the announcement. + You can continue to expect the same high-quality products and design solutions that you have come to rely on from Knoll.

Knoll, Inc. ©Knoll, Inc. 2021 6 of 7 Will my pricing change? + No. There have been no changes to pricing as a result of this transaction. My company buys both Herman Miller and Knoll products. What does this mean for me? Will I be able to combine both of my contracts? + Until the transaction is completed, Herman Miller and Knoll will continue to operate as two separate companies and it is business as usual. + Following the closing, we will keep you informed of any changes as we work to bring the companies together. Will any Knoll products or brands be discontinued after the transaction closes? + While details related to our brand portfolio will be worked out as part of integration planning, we look forward to benefiting from having access to two highly complementary, exceptional portfolios of design-driven brands, each with its own design legacy that places them at the epicenter of modern furnishings, and more broadly, modern design. Will there be any impact on production and delivery times? + No. There will be no impact on our ability to meet production schedules and make timely deliveries as a result of this announcement. What will the combined company be called? Will there be any changes to the brand identity? Where will the headquarters be? Will there be any changes to management? + Bear in mind that it’s early in the process – the transaction hasn’t yet closed – so both companies are continuing to operate as independent companies. Does this transaction impact my RFP with both Herman Miller and Knoll responding? + No. Until the transaction closes, Herman Miller and Knoll will continue to operate as separate, independent companies. FAQs continued… Forward-Looking Statements This communication relates to a proposed business combination transaction between Knoll, Inc. (the “Company”) and Herman Miller, Inc. (“Herman Miller”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Herman Miller’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Herman Miller to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Herman Miller does business, or on the Company’s or Herman Miller’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Herman Miller to successfully integrate the Company’s operations; the ability of Herman Miller to implement its plans, forecasts and other expectations with respect to Herman Miller’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction,

Knoll, Inc. ©Knoll, Inc. 2021 7 of 7 will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Herman Miller’s respective periodic reports and other filings with the SEC, including the risk fac- tors identified in the Company’s and Herman Miller’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Herman Miller undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information about the Merger and Where to Find It This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Herman Miller intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Herman Miller and that also constitutes a prospectus of Herman Miller. Each of the Company and Herman Miller may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that the Company or Herman Miller may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Herman Miller. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFOR- MATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Herman Miller and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Herman Miller will be available free of charge on Herman Miller’s website at https://investors.hermanmiller.com/sec-filings or by contacting Herman Miller’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://knoll.gcs-web.com/sec-filings or by contacting the Company’s Investor Relations department at Investor_Relations@knoll.com. Participants in the Solicitation The Company, Herman Miller and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Herman Miller, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Herman Miller’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and Herman Miller’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by Herman Miller with the SEC on July 17, 2020. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Herman Miller using the sources indicated above.